WOODSIDE

AUSTRALIAN ENERGY

02 FEB -6 AM 8:50

SUPPL

PROCESSED

FEB 14 2002

THOMSON FINANCIAL

27 November 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



02002977

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Audacious-2 (AC/P17) lodged with the Australian Stock Exchange on 27 November 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4142

82-2280

27 November 2001


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/P17
Audacious-2

Woodside Petroleum Ltd., participant in the AC/P17 Joint Venture, reports that on 26 November 2001, the Audacious-2 appraisal well located in the Vulcan Sub-Basin was pulling anchors. Prior to this, core number 3 was cut, and the well was drilled to a total depth of 2235 metres. This appraisal well confirmed the presence of an oil accumulation. Technical difficulties prevented any wireline logging activities and the well has been plugged and abandoned.

The Ocean General drilling rig drilled the well. The well location is approximately 640 kilometres WNW of Darwin, and 2.3 kilometres SW of the Audacious-1 oil discovery well. Water depth at the location is 172 metres.

All reported depths (except water depth) are along hole depths, and referenced to the rig rotary table.

Woodside's interest in AC/P17 is 30%. Other participants are OMV Timor Sea Pty Ltd (35% and Operator) and Cosmo Oil Ashmore Ltd (35%).

ROBIN LEES
Asst. Company Secretary

27 November 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Audacious-2 (AC/P17) lodged with the Australian Stock Exchange on 27 November 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.



LYNNE KYLE
Corporate Assistant

Acknowledged ______________________________

Dated ______________________________



WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4142